Domestic Legal Entity Structure at January 1, 2007



Owens Corning
Delaware
Owens Corning US Holdings, LLC
Owens Corning Science and Technology, LLC
OCF Technology
US Rights
Owens Corning Roofing and Asphalt, LLC
Owens Corning Composite Materials , LLC
Owens Corning Sales, LLC
Source Co
Norandex Distribution, Inc.
IPM Inc.
Exterior Systems, Inc
DBA Owens Corning Specialty Products
Owens Corning Cultured Stone, LLC
Owens Corning Construction Services, LLC
Owens Corning Insulating Systems, LLC
Owens-Corning Capital Holdings I Inc.
Owens-Corning Capital Holdings II Inc.
Owens-Corning Capital LLC
Learnshare, LLC
14.24938%
BuildNet
.9344%
ImproveNet
7%
Falcon Foam
ChemConnect
.1937%
Palmetto Products
Fibreboard Corporation
Jefferson Holdings, Inc.
Owens-Corning Funding Corporation
Owens-Corning HT, Inc.
INTEGREX Ventures LLC
Decillion LLC
60.00%
SL.com
52.50%
Service Lane.com
100.00%
Owens Corning Asia Pacific
Hong Kong
Northern Elastometric, Inc.
50%
Owens Corning Building Material Sustainability, LLC
NEPTCO JV, LLC
50%
Fiberteq, LLC
50%
Owens Corning Fabwel, LLC
Eric Company
OC (Belgium) Holdings Inc.
Engineered Pipe Systems, Inc.
Owens Corning HOMExperts, Inc.
Owens Corning Franchising, LLC
Owens Corning Sunrooms Franchising, LLC
Owens Corning Remodeling Systems, LLC
Soltech, Inc.
Owens Corning Foam Insulation, LLC
CDC Corporation dba Conwed
Key for Chart
Unconsolidated for Books
"Check the Box" for US tax purposes
Branch
Split or other action required
New Company
Inactive

Domestic Legal Entity Structure @ 10/30/2006



Owens Corning
(New)
Owens Corning Sales Inc
(f/k/a Owens Corning)
Owens-Corning Capital Holdings II, Inc.
Owens-Corning Capital Holdings I, Inc.
Owens-Corning Capital L.L.C.
Owens Corning Composite Materials, LLC
Owens Corning Fiberteq LLC
Norandex Distribution, Inc.
Owens Corning Building Material Sustainability, LLC
Owens-Corning Overseas Holdings Inc.
100%
Delaware
Owens-Corning Fiberglas Technology Inc.
100%
Illinois
Holding Company for Technology
NEPTCO JV LLC
50%
Delaware
Telecom Products
Owens Corning Science and Technology, LLC
Northern Elastomeric, Inc
50%
New Hampshire
Joint Venture (R)
Owens Corning Roofing and Asphalt, LLC
IPM, Inc.
100%
Delaware
Holding Company- Nontaxable at state level
Engineered Pipe Systems, Inc.
100%
Delaware
Holding Company- Pipe business
Owens-Corning Fiberglas Sweden Inc.
100%
Delaware / Sweden
Dual Incorporation
OC (Belgium) Holdings, Inc.
100%
Delaware 02/16/2000
Holding Company
Eric Company
Also owned by OC Belgium and OC Overseas
Delaware
Holding Company
US Inc 1
US Inc 2
International Tax Plan
Unconsolidated for books
New Entities
Owens Corning Construction Services LLC
Decillion, LLC
60%
Delaware
Joint Venture
Owens Corning HOMExperts Inc.
Owens Corning Insulating Systems, LLC
Owens Corning Foam Insulation LLC
Owens Corning HT, Inc.
100%
Delaware
Jefferson Holdings, Inc.
100%
Delaware
Holding Company
Palmetto Products
100%
Delaware
Inactive
Owens Corning Franchising, LLC
Owens Corning Cultured Stone LLC
Owens Corning Sunroom Franchising LLC
Owens Corning Remodeling Systems, LLC
100%
Delaware 01/11/2000
Franchisor for basement wall business
CDC Corporation dba Conwed
100%
Wisconsin 03/12/2000
Ladysmith, WI (I)
Fiberteq LLC
50%
Delaware 09/09/99
Joint Venture (R)
Soltech, Inc.
100%
Kentucky
Various plants (O)
Owens-Corning Funding Corporation
100%
Delaware
SPE for Accounts Receivable Facility
Fibreboard Corporation
100%
Delaware
Holding Company
Exterior Systems, Inc.
100%
Delaware
Owens Corning US Holdings, LLC
Learnshare LLC
14.24938%
Delaware 09/15/96
Learning Technologies & Training Courses
ChemConnect
Delaware
.1937%
(47)
ImproveNet
7%
Internet-based contractor
matching service
(46)
BuildNet
.9344%
(45)
Management & Productivity based
Integrated Software
Filed Chapter 7
SL.com
52.5%
Delaware
Joint Venture
ServiceLane.com
100%
Delaware
Filed Chapter 7
INTEGREX Ventures LLC
100%
Delaware 02/08/2000
Holding Company for start-ups
INTEGREX Professional Services LLC
100%
Delaware 05/01/2000
HOMExperts LLC
100%
Delaware 04/28/2000
Inactive
INTEGREX Supply Chain Solutions LLC
100%
Delaware 05/01/2000
INTEGREX Testing Systems LLC
100%
Delaware 05/01/2000
Engineered Yarns America, Inc.
100%
Massachusetts
Holding Company for Technology (Duncan)
Goodman Ventures, Inc.
100%
Delaware
Inactive
Owens-Corning Real Estate Corporation
100%
Ohio
Inactive
OCW Acquisition Corporation
dba Delsan Industries
100%
Delaware
Owens Corning Commercial Insulaiton Systems, LLC
100%
Delaware 12/18/2001
Leasing Company
Falcon Foam Corporation
100%
Delaware
Holding Company
Integrex
96.05%; Balance held by Nationsbank
Delaware
Asbestos processing / Nationsbank Preferred
Trumbull Asphalt Co. of Delaware
100%
Delaware
Inactive - Name holder
Willcorp, Inc.
100%
Delaware
Inactive
Quest Industries, LLC
100%
Delaware
Inactive
Owens Corning Integrated Acoustic Systems, LLC
100%
Delaware 05/11/2001
Holding Company for
Visionaire Intangibles